FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: February 22, 2006

Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2005 Results

Company Expanded Market Share in China’s Rapidly Growing Search Market

BEIJING, China, February 21, 2006 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20051.

Fourth Quarter and Fiscal Year 2005 Highlights

•	Fourth quarter 2005 total revenues increased to RMB114.9 million ($14.2 million), representing a 29.2% increase from the previous quarter and a 167.7% increase from the corresponding period in 2004.

•	Fiscal year 2005 total revenues increased to RMB319.2 million ($39.6 million), representing a 171.8% increase from 2004.

•	Fourth quarter 2005 net income increased to RMB24.5 million ($3.0 million), representing a 188.7% increase from the previous quarter and a 285.6% increase from the corresponding period in 2004. Basic and diluted earnings per share (“EPS”) for the fourth quarter 2005 were RMB0.75 ($0.09) and RMB0.71 ($0.09), respectively; basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2005 were RMB1.06 ($0.13) and RMB1.01 ($0.13), respectively.

•	Fiscal year 2005 net income increased to RMB47.6 million ($5.9 million), representing a 296.5% increase from 2004. Basic and diluted EPS for 2005 were RMB2.40 ($0.30) and RMB1.49 ($0.18), respectively; basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for 2005 were RMB4.10 ($0.51) and RMB2.53 ($0.31), respectively.

•	The number of active online marketing customers during the fourth quarter grew to over 63,000, an increase of 18.6% from the previous quarter.

“We are pleased that Baidu has achieved another quarter of strong revenue and earnings growth despite increased efforts by our peers in the Chinese language search market,” said Robin Li, Baidu’s Chairman and CEO. “The strength of the Baidu brand has helped us further enhance our market leadership position in 2005. We are proud to have won the confidence of millions of Chinese search users.”

“Continued traffic growth, customer base expansion and the scalability inherent in our pay-for-performance business model contributed to strong financial results for the quarter,” said Shawn Wang, Baidu’s CFO.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate as of December 31, 2005, which was RMB8.0702 to US$1.00.

“We achieved robust earnings growth while making significant investments in search technology, products, network capacity, sales and distribution, and most importantly, in people,” continued Mr. Wang.

Baidu was named one of China’s Top Ten Employers of the Year in 2005 by China Central Television.

“Going forward, we will continue to make aggressive yet focused investments in order to take advantage of the vast potential of China’s search market,” Mr. Wang concluded.

Fourth Quarter 2005 Results

Baidu reported total revenues of RMB114.9 million ($14.2 million) for the fourth quarter ended December 31, 2005, representing a 29.2% increase from the previous quarter and a 167.7% increase from the corresponding period in 2004. This result exceeded the top end of our previous revenue guidance of RMB106 million ($13.1 million) for the fourth quarter of 2005.

Online marketing revenues for the fourth quarter were RMB111.7 million ($13.8 million), representing a 30.1% increase sequentially and a 179.3% increase from fourth quarter 2004. The growth was driven by the increases in both the number of customers and revenue per customer. Baidu had more than 63,000 active online marketing customers as of December 31, 2005, representing an 18.6% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter was RMB1,772.9 ($219.7), representing a 9.7% increase from the previous quarter.

Depreciation expenses of servers and other equipment as a component of cost of revenues were RMB9.1 million ($1.1 million). Bandwidth costs as a component of cost of revenues were RMB6.7 million ($0.8 million). Both figures increased slightly from the previous quarter. Capital expenditures for the fourth quarter of 2005 were RMB21.2 million ($2.6 million), compared to RMB38.9 million ($4.8 million) for the previous quarter. We substantially completed the expansion of a major data center by the end of the third quarter, and as a result, depreciation expenses and bandwidth cost in the forth quarter remained at similar levels as the previous quarter, and capital expenditures in fixed assets declined.

Traffic acquisition cost as a component of cost of revenues was RMB8.9 million ($1.1 million), representing 7.8% of total revenues, compared to 7.0% in the corresponding period in 2004.

Selling, general and administrative expenses for the fourth quarter were RMB42.4 million ($5.3 million), representing an increase of 40.5% from the previous quarter and 210.9% from the corresponding quarter in 2004, mainly due to expansion of direct sales force as well as incremental expenditures associated with being a public company.

Research and development expenses were RMB11.0 million ($1.4 million), remaining stable from the previous quarter and representing an increase of 197.0% from the corresponding period in 2004 primarily due to the expansion of R&D headcount.

Operating profit on a GAAP basis was RMB14.2 million ($1.8 million), representing a 105.6% increase from the previous quarter and a 137.1% increase from the corresponding period in 2004.

Operating profit excluding share-based compensation expenses (non-GAAP) was RMB24.7 million ($3.1 million) for the fourth quarter of 2005, a 39.2% increase sequentially and a 124.6% increase from the corresponding period in 2004.

Net income on a GAAP basis was RMB24.5 million ($3.0 million), representing a 188.7% increase from the previous quarter and a 285.6% increase from the corresponding period in 2004. Net income excluding share-based compensation expenses (non-GAAP) was RMB35.0 million ($4.3 million), an 81.3% increase from the previous quarter and a 208.3% increase from the corresponding period in 2004. Basic and diluted EPS for the fourth quarter of 2005 amounted to RMB0.75 ($0.09) and RMB0.71 ($0.09), respectively. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2005 was RMB1.06 ($0.13) and RMB1.01 ($0.13), respectively.

Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB36.6 million ($4.5 million) for the fourth quarter of 2005, representing a 31.6% increase from the previous quarter and a 143.5% increase from the corresponding period in 2004.

Fiscal Year 2005 Results

Total revenues for 2005 were RMB319.2 million ($39.6 million), representing a 171.8% increase from the previous year.

Online marketing revenues were RMB307.4 million ($38.1 million), representing a 187.6% increase from the previous year.

Depreciation expenses of servers and other equipment as a component of cost of revenues were RMB25.3 million ($3.1 million), representing a 257.2% increase from the previous year. Bandwidth costs as a component of cost of revenues were RMB21.3 million ($2.6 million), representing a 151.0% increase from the previous year. Capital expenditures totaled RMB88.7 million ($11.0 million) for 2005, representing a 248.8% increase from the previous year. These increases were primarily attributable to expenses and costs associated with the major data center expansion to strengthen our ability to support increasing traffic.

Traffic acquisition costs in 2005 were RMB21.2 million ($2.6 million), representing 6.6% of total revenues compared to 9.3% in 2004, reflecting the faster growth of our organic traffic compared to that of union traffic for the whole year.

Selling, general and administrative expenses in 2005 were RMB112.0 million ($13.9 million), representing an increase of 187.1% from the previous year, mainly due to increased investment in branding, expansion of direct sales force, strengthening of our distributor network, and incremental expenditures associated with being a public company in the third and fourth quarters.

Research and development expenses totaled RMB34.4 million ($4.3 million) in 2005, representing a 201.7% increase from 2004 primarily due to expansion of R&D headcount.

Operating profit in 2005 on a GAAP basis was RMB35.8 million ($4.4 million), a 225.7% increase from 2004. Operating profit excluding share-based compensation expenses (non-GAAP) in 2005 was RMB69.4 million ($8.6 million), representing a 152.3% increase from 2004.

Net income in 2005 on a GAAP basis was RMB47.6 million ($5.9 million), representing a 296.5% increase from 2004. Net income excluding share-based compensation expenses (non-GAAP) in 2005 was RMB81.2 million ($10.1 million), reflecting a 184.7% increase from 2004. Basic and diluted EPS for 2005 amounted to RMB2.40 ($0.30) and RMB1.49 ($0.18), respectively. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for 2005 was RMB4.10 ($0.51) and RMB2.53 ($0.31), respectively.

Adjusted EBITDA (non-GAAP) were RMB103.2 million ($12.8 million) in 2005, representing a 175.6% increase from 2004.

As of December 31, 2005, the Company had cash and cash equivalents of RMB900.6 million ($111.6 million). Full year net operating cash flow and capital expenditures were RMB162.4 million ($20.1 million) and RMB88.7 million ($11.0 million), respectively. We made a pre-payment of RMB77.2 million ($9.6 million) against non-current asset in 2005 in connection with our acquisition of the land use right for approximately 44,000 square meters of land for purposes of building a new headquarter in Beijing. The aggregate consideration for acquiring the land use right is approximately RMB92.4 million ($11.4 million).

As of December 31, 2005, Baidu had 1,307 full time employees, up from 349 at the end of 2004.

Outlook for First Quarter 2006

Baidu currently expects to generate total revenues in an amount ranging from RMB125 million ($15.5 million) to RMB130 million ($16.1 million) for the first quarter of 2006, representing a 174% to 185% increase from the corresponding period in 2005. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 PM on February 21, 2006 U.S. Eastern Standard Time (9 AM on February 22, 2006 Beijing/Hong Kong time).

Dial-in details for the conference call are as follows:

US: 617 847 8705

UK: 44 207 365 8426

Hong Kong: 852 3002 1672

Passcode for all regions: 86834403

A replay of the conference call may be accessed by phone at the following number until 11 PM on February 24, 2006 U.S. Eastern Standard Time.

International: 617 801 6888

Passcode: 89696538

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter 2006 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Baidu’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Contacts

China

Cynthia He

Baidu.com, Inc. (Beijing)

Tel: (8610) 8262 1188

ir@baidu.com

Christina Splinder

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6550

christina.splinder@ogilvy.com

U.S.

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: 1 (212) 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
(in RMB thousands except for share, per share information)	December 31, 2005	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2004
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	111,739	40,003	85,884	307,363	106,854
Others	3,161	2,916	3,052	11,852	10,597

Total revenues	114,900	42,919	88,936	319,215	117,451

Operating costs and expenses:
Cost of revenues (note 1)	(36,852)	(14,600)	(30,042)	(103,427)	(39,527)
Selling, general and administrative	(42,378)	(13,631)	(30,166)	(111,967)	(39,004)
Research and development	(10,994)	(3,702)	(11,004)	(34,407)	(11,406)
Share-based compensation (note 2)	(10,453)	(4,986)	(10,807)	(33,571)	(16,510)

Total operating costs and expenses	(100,677)	(36,919)	(82,019)	(283,372)	(106,447)

Operating profit	14,223	6,000	6,917	35,843	11,004

Interest income	8,162	740	3,721	13,580	1,135
Foreign exchange loss, net	(109)	—	(550)	(659)	—
Other income, net	125	107	285	752	347

Total other income	8,178	847	3,456	13,673	1,482

Net income before tax	22,401	6,847	10,373	49,516	12,486

Taxation	2,148	(481)	(1,869)	(1,911)	(481)

Net income	24,549	6,366	8,504	47,605	12,005

Earnings per share for Class A and Class B ordinary shares:
Basic	0.75	0.56	0.35	2.40	1.09
Diluted	0.71	0.22	0.26	1.49	0.43
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	32,945,046	11,304,795	24,010,660	19,808,058	10,983,478
Diluted	34,584,637	29,233,297	32,904,458	32,043,888	28,124,327
Pro forma earnings per share for Class A and Class B ordinary shares[2]:
Basic	0.75	0.23	0.27	1.58	0.45
Diluted	0.71	0.22	0.26	1.49	0.43
Pro forma weighted average aggregate number of Class A and Class B ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	32,945,046	27,953,672	31,249,302	30,213,606	26,696,323
Diluted	34,584,637	29,233,297	32,904,458	32,043,888	28,124,327
___________

(1) Cost of revenues is detailed as follows:
Business tax and surcharges	(7,470)	(2,476)	(5,723)	(20,770)	(6,542)
Traffic acquisition costs	(8,943)	(3,025)	(5,660)	(21,212)	(10,901)
Bandwidth costs	(6,728)	(4,169)	(6,693)	(21,274)	(8,475)
Depreciation costs	(9,117)	(2,532)	(7,711)	(25,259)	(7,072)
Operational costs excluding share based compensation	(4,594)	(2,398)	(4,255)	(14,912)	(6,537)

Total cost of revenues	(36,852)	(14,600)	(30,042)	(103,427)	(39,527)

(2) Share-based compensation expenses are allocated as follows:
Cost of revenues	(170)	(367)	(343)	(974)	(1,665)
Selling, general and administrative	(6,981)	(3,719)	(6,776)	(22,804)	(11,720)
Research and development	(3,302)	(900)	(3,688)	(9,793)	(3,125)

	(10,453)	(4,986)	(10,807)	(33,571)	(16,510)

[2]	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	December 31, 2005	September 30, 2005	December 31, 2004
	Unaudited	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	900,593	966,309	200,196
Accounts receivable, net	22,353	21,456	9,645
Prepaid expenses and other current assets	10,957	8,797	2,421
Deferred tax asset, net	1,449	—	—

Total current assets	935,352	996,562	212,262

Non-current assets:
Fixed assets, net	96,420	91,362	35,932
Prepayment for land use rights	77,200	—	—
Intangible assets, net	13,303	13,169	12,953
Goodwill	9,287	8,741	—
Investments under cost method	2,018	2,023	—
Deferred tax asset, net	2,843	—	—
Others	—	—	1,059

Total non-current assets	201,071	115,295	49,944

TOTAL ASSETS	1,136,423	1,111,857	262,206

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other liabilities	53,137	74,309	21,900
Customers’ deposits	70,327	57,367	25,990
Deferred revenue	7,658	7,954	6,302
Deferred income	124	—	—

Total current liabilities	131,246	139,630	54,192

Non-current liabilities:
Deferred income	124	—	—

Total liabilities	131,370	139,630	54,192

Redeemable convertible preferred shares	—	—	211,352

Shareholders’ equity (deficit)
Ordinary Shares, Par value US$0.00005 per share, 853,751,123 shares authorized and 11,306,372 shares issued and outstanding as at December 31, 2004	—	—	4
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized and 9,460,426 shares issued and outstanding as at December 31, 2005	4	2	—
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized and 23,485,336 shares issued and outstanding as at December 31, 2005	10	12	—
Additional paid-in capital	1,009,488	999,001	43,261
Foreign currency translation adjustment	(5,451)	(3,241)	—
Retained earnings / Accumulated losses	1,002	(23,547)	(46,603)

Total shareholders’ equity (deficit)	1,005,053	972,227	(3,338)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,136,423	1,111,857	262,206

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2004			Three months ended September 30, 2005			Three months ended December 31, 2005			Twelve month ended 2005			Twelve month ended 2004
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	6,000	4,986	10,986	6,917	10,807	17,724	14,223	10,453	24,676	35,843	33,571	69,414	11,004	16,510	27,514

	Three months ended December 31, 2004			Three months ended September 30, 2005			Three months ended December 31, 2005			Twelve month ended 2005			Twelve month ended 2004
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	6,366	4,986	11,352	8,504	10,807	19,311	24,549	10,453	35,002	47,605	33,571	81,176	12,005	16,510	28,515

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited):

	Three months ended December 31, 2004	As a % of revenues	Three months ended September 30, 2005	As a % of revenues	Three months ended December 31, 2005	As a % of revenues	Twelve month ended 2005	As a % of revenues	Twelve month ended 2004	As a % of revenues
Net cash provided by operating activities	21,376	50%	53,462	60%	62,045	54%	162,352	51%	56,509	48%
Changes in assets and liabilities, net of effects of acquisitions	(5,997)	-14%	(24,094)	-27%	(15,155)	-13%	(47,374)	-15%	(18,051)	-15%
Provision for income taxes	481	1%	1,869	2%	(2,148)	-2%	1,911	1%	481	0%
Interest income and other, net	(847)	-2%	(3,456)	-4%	(8,178)	-7%	(13,673)	-4%	(1,482)	-1%

Adjusted EBITDA	15,013	35%	27,781	31%	36,564	32%	103,216	33%	37,457	32%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.